EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate report - notice of strike in Pelephone

The Company hereby provides notification that it has been informed today by its subsidiary, Pelephone Communications Ltd. (“Pelephone”) of receipt of two notices from the Cellular, Internet and High Tech Union affiliated with New General Federation of Workers concerning the declaration of a labor dispute under the Settlement of Labor Disputes Law, 5717-1957, and a strike commencing February 15, 2018 onwards (the “Notices”).

According to one notice, the matters in dispute are the workers’ demands to hold consultations and negotiations regarding the sale of the controlling shares of Bezeq to new owners and the arrangement of their rights as a result.

According to another notice, the matters in dispute concern the restructuring of the organization, the expansion of services and outsourcing that affect the employment security of the Company’s employees without prior negotiations with the employees’ representative.

Neither the Company and/nor Pelephone are able to evaluate the implications of the Notices at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.